EXHIBIT 99.1

News Release dated November 20, 2014, Suncor Energy announces C$750 Million Medium Term Note Offering

News Release

FOR IMMEDIATE RELEASE

Suncor Energy Announces C$750 Million Medium Term Note Offering

Calgary, Alberta (November 20, 2014) – Suncor Energy reports it has agreed to issue C$750 million of senior unsecured Medium Term Notes maturing on November 26, 2021 (the “2021 Notes”). The 2021 Notes will have a coupon of 3.10% and were priced at $99.663 per note to yield 3.154%.

Suncor Energy intends to use the net proceeds from the sale of the 2021 Notes to replenish existing cash balances following the recent repayment of outstanding indebtedness.  Such net proceeds will subsequently be used to fund Suncor Energy’s capital program and for general corporate purposes.

The 2021 Notes will be issued under Suncor’s short form base shelf prospectus dated June 11, 2014, and filed with securities regulatory authorities in Canada. The offering is expected to close on November 26, 2014.

CIBC, RBC Capital Markets, and TD Securities acted as joint bookrunners for the offering.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any of the 2021 Notes.

Forward-looking statements in this news release include references to the offering, which is expected to close on November 26, 2014. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to our company. Suncor’s actual results may differ materially from those expressed or implied by our forward-looking statements and you are cautioned not to place undue reliance on them.

Suncor’s Earnings Release, Quarterly Report and Management’s Discussion & Analysis for the third quarter of 2014 and its most recently filed Annual Information Form/Form 40-F, Annual Report to Shareholders and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3Y7, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, read our blog, OSQAR or come and See what Yes can do.

Media inquiries:

403-296-4000

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com